Mail Stop 0510

      March 31, 2005

By U.S. mail and facsimile to (416) 495-8625

Ms. Betty-Ann Harland
Chief Executive Officer
International Development Corp.
534 Delaware Avenue, Suite 412
Buffalo, NY  14202

RE:	Form 10-KSB and Form 10-KSB/A for the Fiscal Year Ended
August
31, 2004
	Form 10-QSB for the Quarter Ended November 30, 2004
	File No. 000-31343


Dear Ms. Harland:

		We have reviewed your response letter dated March 17,
2005
to our letter dated March 3, 2005 and have the following comments.


Form 10-KSB & Form 10-KSB/A for the Fiscal Year Ended August 31,
2004

Item 6. Management`s Discussion and Analysis or Plan of Operation

1. You state in your response to prior comment 1 that, "...the decrease in sales is directly related to the Company focusing on the reorganization and repositioning of the Corporation..." and "As a result of the recent reorganization, the Company believes that we are in an improved position to take advantage of operational efficiencies..." Please explain this reorganization in your Form 10-
KSB for the fiscal year ended August 31, 2004. Address how this reorganization impacted your revenues and explain the steps that you have taken and the associated expenses recognized for this reorganization.






Item 8A. Controls and Procedures, p. 13

2. We have noted your response to our prior comment number 2. In consideration of our earlier comment regarding your termination of the water purification business, please clarify for us how management determined that its disclosure controls and procedures were effective as of August 31, 2004 or revise to clarify that they were ineffective. In this regard, please note that management may not state that your controls are effective except to the extent that certain problems have been identified or express similar qualified conclusions. Rather, management must take those problems into account when concluding whether the controls are effective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Please revise the Form 10-K as applicable.

Form 10-QSB for the Quarter Ended November 30, 2004

Balance Sheets, p. 1

3. We note your response to our prior comment number 3 regarding your
ability to sell your remaining inventory or why a full excess inventory reserve is not warranted. It still remains unclear to us your ability to sell this remaining inventory or why a reserve is unnecessary. You have not had any revenue for at least three months related to the water purification business. Although you indicate that you have reorganized and repositioned your business, it is unclear to us why have you not been able to sell any of this inventory. In addition, you have stated, "Management intends to carry less inventory on hand in the future." Based on this response, it is unclear why an excess reserve is not warranted.  Although you
have cited that your current inventory "carries a full ten-year replacement warranty by the manufacturer from the date of installation", this does not explain how you have determined that you will actually be able to sell all of this inventory or that a new product or process will not make this inventory obsolete in the near
future.   Tell us the amount of inventory you have sold since year
end.  If sales have not improved in your quarter ended February
28,
2005 we would expect to see a reserve related to your inventory.

4. You indicate in your response to our prior comment number 4, that your allowance for doubtful accounts policy is to provide a full allowance after 180 days old or more. We assume that you also assess your accounts prior to them becoming 180 days old to determine specific bad debts. Please revise future filings to clarify your policy.



*    *    *    *
		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202)
942-1835, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

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Ms. Betty-Ann Harland
International Development Corp.
March 31, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE